EXHIBIT M

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2025

Blackstone Tactical Opportunities Fund - NQ L.P.

By: Blackstone Tactical Opportunities
Associates – NQ L.L.C., its general partner
By: BTOA - NQ L.L.C., its sole member

/s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory

Blackstone Tactical Opportunities Fund II - NQ L.P.

By: Blackstone Tactical Opportunities
Associates – NQ L.L.C., its general partner
By: BTOA - NQ L.L.C., its sole member

/s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory

Blackstone Tactical Opportunities Fund - A (RA) - NQ L.P.

By: Blackstone Tactical Opportunities
Associates – NQ L.L.C., its general partner
By: BTOA - NQ L.L.C., its sole member

/s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory

Blackstone Tactical Opportunities Fund - I - NQ L.P.

By: Blackstone Tactical Opportunities
Associates – NQ L.L.C., its general partner
By: BTOA - NQ L.L.C., its sole member

/s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory

Blackstone Tactical Opportunities Fund - S - NQ L.P.

By: Blackstone Tactical Opportunities
Associates – NQ L.L.C., its general partner
By: BTOA - NQ L.L.C., its sole member

/s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory

Blackstone Tactical Opportunities Fund – C - NQ L.P.

By: Blackstone Tactical Opportunities
Associates – NQ L.L.C., its general partner
By: BTOA - NQ L.L.C., its sole member

/s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory

Blackstone Tactical Opportunities Fund - L - NQ L.P.

By: Blackstone Tactical Opportunities
Associates – NQ L.L.C., its general partner
By: BTOA - NQ L.L.C., its sole member

/s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory

Blackstone Tactical Opportunities Fund - O - NQ L.P.

By: Blackstone Tactical Opportunities
Associates – NQ L.L.C., its general partner
By: BTOA - NQ L.L.C., its sole member

/s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory

Blackstone Tactical Opportunities Fund - N - NQ L.P.

By: Blackstone Tactical Opportunities
Associates – NQ L.L.C., its general partner
By: BTOA - NQ L.L.C., its sole member

/s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory

Blackstone Tactical Opportunities Fund - U - NQ L.L.C.

By: Blackstone Tactical Opportunities
Associates – NQ L.L.C., its general partner
By: BTOA - NQ L.L.C., its sole member

/s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory

Blackstone Tactical Opportunities Fund II - C - NQ L.P.

By: Blackstone Tactical Opportunities
Associates – NQ L.L.C., its general partner
By: BTOA - NQ L.L.C., its sole member

/s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory

Blackstone Tactical Opportunities Fund - T - NQ L.P.

By: Blackstone Tactical Opportunities
Associates – NQ L.L.C., its general partner
By: BTOA - NQ L.L.C., its sole member

/s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory

BTAS NQ Holdings L.L.C.

By: BTAS Associates - NQ L.L.C., its managing
member
By: Blackstone Holdings II L.P., its managing
member
By: Blackstone Holdings I/II GP L.L.C., its general
partner

/s/ Anna Guerin
Name: Anna Guerin
Title: Authorized Signatory

Blackstone Family Tactical Opportunities Investment Partnership SMD L.P.

By: Blackstone Family GP L.L.C., its general partner

/s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory

Blackstone Tactical Opportunities Associates - NQ L.L.C.

By: BTOA - NQ L.L.C., its sole member

/s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory

Blackstone Holdings II L.P.

By: Blackstone Holdings I/II GP L.L.C., its general partner

/s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director – Assistant Secretary

BTAS Associates - NQ L.L.C.

By: Blackstone Holdings II L.P., its managing member
By: Blackstone Holdings I/II GP L.L.C., its general partner

/s/ Anna Guerin
Name: Anna Guerin
Title: Authorized Signatory

Blackstone Family Tactical Opportunities Investment Partnership - NQ - ESC L.P.

By: BTO-NQ Side-by-Side GP L.L.C., its general partner

/s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory

BTO Urban Holdings II L.P.

By: Blackstone Tactical Opportunities Associates — NQ L.L.C., its general partner
By: BTOA — NQ L.L.C., its sole member

/s/ Christopher J. James
Name: Christopher J. James
Title: Authorized Signatory